Felix Flores II:
Hi, I'm Felix Flores, owner and operator of Cherry Block Craft Butcher
and Seasonal Kitchen. My family's been in Texas since the early 1800s.
I'd been farming and ranching ever since. My career has always been in
restaurants, but that strong foundation and Texas family farming is
part of my soul. I started working in restaurants when I was 15 years
old. By the time I was 19 years old, I bought my first restaurant in
Austin, Texas. I ran that for eight years and decided it was time to
come back home to Houston.

Felix Flores II:
Here in Houston, I've had the opportunity to be a part of some of the
best restaurants there are, from Benjy's, to Gravitas, to Aries, to La
Torretta del Lago Resort, all the way to wine director at Brennan's of
Houston. I decided I wanted to use my entire experience as a
restaurant operator, [inaudible 00:00:43], rancher, butcher, farmer,
and really combine it all into one. And that's when Cherry Block was
born.

Felix Flores II:
Our famous burgers have been so well-received along with our steaks
and our po-boys, and we have something else too. We're going to start
doing barbecue as well. We've always been a smokehouse, but this time
we're really going to do traditional Texas barbecue along with
everything else. Cherry Block is going to focus on approachable wines
from small family vineyards that are really into quality over
quantity. We're going to have a wonderful cocktail program. We're
going to have great craft beers. Our vision for Cherry Block couldn't
fit more perfectly within Stomping Grounds. It's exactly what we
intended when we first thought about Cherry Block.

Felix Flores II:
A big part of what we do at Cherry Block is we use really great
products from great families and farms from all over Texas, really
clean meats, proteins, vegetables, things that you really want your
family to have. And Garden Oaks is fantastic for that. This is a very
tight knit community, and we just want to be a part of that. We know
the community is going to love our dedication to authenticity and our
fresh family farm foods that we serve every single day.

Felix Flores II:
As soon as you step in the door, you're going to see our glass
enclosed smoke room. Our chefs will be in there loading, unloading the
smokers, working the grills. It's very important to us that we take an
interactive approach to our cooking. We want our guests not only from
inside the restaurant, but from all over Stomping Grounds to be able
to see our smokers, to be able to see our chefs, to be able to see our
bartenders making fresh cocktails, our wines, our beers. It's going to
be great for everyone. Who doesn't like not only knowing where their
food comes from, but how it's prepared too?

Felix Flores II:
It was important for us to partner with NextSeed because NextSeed gives the community a chance to participate in our growth. Investing in our campaign at the chance to be part of the Cherry Block family and helping us bring the best to Houston and support local farms and ranches.